VIA EDGAR

November 3, 2009

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Attn:	Mr. Perry Hindin

RE:	Intersil Corporation

Schedule TO-I

Filed October 6, 2009

File No. 005-58985

Ladies and Gentlemen:

Intersil Corporation, a Delaware corporation (the “Company”), is filing today, via EDGAR, Amendment No. 2 to the Schedule TO-I filed by the Company with the Securities and Exchange Commission (the “Commission”) on October 6, 2009 (File No. 005-58985) (the “Schedule TO”), as amended by Amendment No. 1 to the Schedule TO filed by the Company with the Commission on October 26, 2009, which revises the Schedule TO and the Offer to Exchange Eligible Stock Options for New Stock Options, dated October 7, 2009 and provided as Exhibit (a)(1)(A) to the Schedule TO, as requested by the staff of the Division of Corporate Finance (the “Staff”) of the Commission pursuant to our conversation with the Staff on November 3, 2009.

Questions or comments regarding the foregoing may be addressed to the undersigned at 215.994.7412.

Very truly yours,

Christopher G. Karras

cc:        Thomas C. Tokos